SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

ENGILITY HOLDINGS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-35487	45-3854852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
3750 Centerview Drive Chantilly, VA		20151
(Address of principal executive offices)		(Zip Code)
Jon Brooks Vice President, Deputy General Counsel and Assistant Secretary (703) 708-1400 (Name and telephone number of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Engility Holdings, Inc. (the “Company,” “we” and “our”) supports the missions of our U.S. government customers by deploying our highly skilled workforce wherever and whenever they are needed. As a leading “pure play” provider of services, primarily to the U.S. government, we offer a broad range of systems engineering, training, program management, and operational support for the U.S. government worldwide.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (“Rule 13p-1”) generally requires companies with gold, tantalum, tin and tungsten (the “3TG Minerals”) that are necessary to the functionality or production of a product manufactured by such company to disclose annually whether any of those 3TG Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). If a company’s 3TG Minerals may have originated in the Covered Countries, Rule 13p-1 generally requires the company to submit this report to the Securities and Exchange Commission and include a description of the measures it took to exercise due diligence on the 3TG Minerals source and chain of custody, with a view toward disclosing whether the 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

After surveying our business, we determined that we were subject to reporting under Rule 13q-1 because a portion of our operations involves manufacturing or contracting to manufacture certain communications-related systems and components and modular office products (collectively, the “Covered Products”) for which 3TG Minerals are necessary to the functionality or production of those products.

Conflict Minerals Disclosures

After exercising due diligence on the source and chain of custody of the 3TG Minerals in the Covered Products as further described in the Conflict Minerals Report filed as Exhibit 1.01 to this Report, the Company does not have sufficient information from its suppliers or other sources to reasonably conclude whether or not all of the 3TG Minerals in its Covered Products are from recycled or scrap sources or whether or not such 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

This Form SD and our Conflict Minerals Report are publicly available at www.engilitycorp.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 - Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Engility Holdings, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Engility Holdings, Inc.
Date: June 2, 2014	By:	/s/ Thomas O. Miiller
	Name: Title:	Thomas O. Miiller Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Engility Holdings, Inc.